December 18, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Capital Holdings Corp.

Form S-1

Filed November 14, 2017

File No. 333-221548

To the men and women of the SEC:

On behalf of Leader Capital Holdings Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 11, 2017 addressed to Mr. Lin Yi-Hsiu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on November 14, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Company Response:

While the Company confirms that the majority of assets are currently cash and cash equivalents, we also have intangible assets totalling $29,500 which is comprised of the estimated value of the Company’s investment platform. It is the Company’s belief that these assets, combined with our bona fide business plan, makes the classification of a the Company as a shell company inappropriate. Further, the Company is currently preparing its November 30, 2017 financials which will show fixed assets and the commencement of nominal operations comprised of the employment of additional staff, purchase of equipment (office furniture) and the Company has leased two office locations. Information regarding the additional employees has been disclosed on page 16. Information regarding the additional office space and the transfer in ownership of the original office space has been added to the description of facilities section of page 22. Further details will be evident in the upcoming quarterly report.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

At this time the Company has not presented, nor has the Company authorized an individual to present, any written communications to potential investors.

Prospectus Summary, page 2

3. Please revise to provide a clear and concise overview of the current nature of your business. In this regard, it is unclear whether you have begun or completed the development of the JFB application. Your risk factor disclosure indicates that the application is still in development but the Business section indicates that the “application is sleek and user-friendly.” To the extent that the application is not completely developed and not ready to be marketed, please revise the prospectus here and in the Business section to describe the current developmental state of your business and product. In addition, clearly state that you have not yet generated any revenue and that you currently have a net loss.

Company Response:

We have amended the Company’s risk factors to clarify any references to ‘development’ refer to further development of the JFB application, as it is the Company’s intent to continuously evaluate where improvements may be made to the application, as elaborated on in the future plans section of our business plan. Additionally, we have added the following disclosure to the overview section of the Company’s business plan on page 15:

“The JFB application has completed development, but we may evaluate the possibility of improving the application as time goes on. Additionally, it should be noted that the Company has not yet generated any revenue, and we currently operate at a net loss.”

Risk Factors, page 5

4. We note that the Chief Executive Officer, Lin Yi-Hsiu, will be offering the company’s securities to the public while simultaneously offering his own shares for sale. Please add a risk factor that addresses this potential conflict of interest.

Company Response:

We have added the following risk factor on page 11:

“Mr. Lin will be able to sell his shares at any time during the duration of this offering. This may pose a conflict of interest because Mr. Lin is also selling shares on behalf of the company in this offering. It is possible that this conflict of interest could affect the ultimate amount of funds raised by the Company. This could negatively affect your investment.

Mr. Lin Yi-Hsiu is going to be selling shares on behalf of the Company in this offering. Mr. Lin will be able to simultaneously sell shares of stock for his own accord that are registered for resale pursuant to this offering. This conflict of interest could divert Mr. Lin’s time and attention in selling shares on behalf of the Company since he will also be able to sell his own shares. This could result in less capital raised by the company, and a lessened desire for investors to purchase shares. As a result of this potential conflict of interest your investment could be adversely affected. "

Certain Relationships and Related Parties, page 26

5. You disclose in the notes to the financial statements that a related party paid $20,000 for the company’s incorporation fee. You further state that the directors of “related party A” are the investment managers of Greenpro Asia Strategic SPC-Greenpro Asia Strategic SP. Please disclose the material terms of this transaction in this section, including the repayment terms, the identity of “related party A” and the investment managers of Greenpro Asia Strategic SPC-Greenpro Asia Strategic SP. Refer to Item 404 of Regulation S-K.

Company Response:

The Company has clarified under related party transactions on page F8.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 18, 2017

/s/ Lin Yi-Hsiu

Lin Yi-Hsiu

Chief Executive Officer